510 Burrard St, 3rd Floor
Date: April 20, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SILVERCREST MINES INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	16/05/2012
Record Date for Voting (if applicable) :	16/05/2012
Beneficial Ownership Determination Date :	16/05/2012
Meeting Date :	20/06/2012
Metropolitan Hotel,
Meeting Location (if available) :	645 Howe Street,
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	828365106	CA8283651062

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for SILVERCREST MINES INC.